SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

EZCHIP SEMICONDUCTOR LTD.
(Name of Registrant)

1 Hatamar Street, P.O.B. 527, Yokneam 20692, ISRAEL
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____________

This Form 6-K is being incorporated by reference into the Registrant’s Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933. 333-164330, 333-164331, 333-170900, 333-170901 and 333-179491.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EZCHIP SEMICONDUCTOR LTD. (Registrant) By: /s/ Dror Israel —————————————— Dror Israel Chief Financial Officer

Date: November 8, 2012

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Contact:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 201 9246

FOR IMMEDIATE RELEASE

EZCHIP ANNOUNCES THIRD QUARTER 2012 RESULTS

Yokneam, Israel, November 8, 2012 – EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights:

•	Third quarter revenues of $9.3 million

•	Gross margin reached 83.9% on a GAAP basis and 84.7% on a non-GAAP basis

•	Net income was $0.1 million on a GAAP basis

•	Net income was $3.1 million on a non-GAAP basis

•	Operating cash flow of $6.1 million

•	End of quarter net cash was $160.1 million

Third Quarter 2012 Results:

Total revenues in the third quarter of 2012 were $9.3 million, a decrease of 50% compared to $18.7 million in the third quarter of 2011, and a decrease of 41% compared to $15.8 million in the second quarter of 2012.

Net income, on a GAAP basis, for the third quarter of 2012 was $0.1 million, or $0.00 per share (diluted), compared to net income of $7.7 million, or $0.27 per share (diluted), in the third quarter of 2011, and net income of $5.6 million, or $0.19 per share (diluted), in the second quarter of 2012.

Net income, on a non-GAAP basis, for the third quarter of 2012 was $3.1 million, or $0.10 per share (diluted), compared to non-GAAP net income of $9.9 million, or $0.35 per share (diluted), in the third quarter of 2011, and non-GAAP net income of $8.4 million, or $0.29 per share (diluted), in the second quarter of 2012.

Cash, cash equivalents, marketable securities and deposits as of September 30, 2012, totaled $160.1 million, compared to $153.8 million as of June 30, 2012. Cash generated from operations during the third quarter was $6.1 million, cash used in investing activities was $0.1 million, cash provided by financing activities (resulting from the exercise of options) was $0.1 million and an increase of $0.2 million resulted from unrealized gain on marketable securities.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

First Nine Months 2012 Results

Total revenues for the nine months ended September 30, 2012 were $39.5 million, a year-over-year decrease of 20% compared to $49.2 million for the nine months ended September 30, 2011. Net income on a GAAP basis for the nine months ended September 30, 2012 was $10.8 million, or $0.38 per share (diluted), compared to net income of $13.9 million, or $0.50 per share (diluted), for the nine months ended September 30, 2011. Net income on a non-GAAP basis for the nine months ended September 30, 2012 was $19.3 million or $0.65 per share (diluted), compared to non-GAAP net income of $24.7 million, or $0.87 per share (diluted), for the nine months ended September 30, 2011.

Eli Fruchter, CEO of EZchip, commented, “We are pleased to report that two additional large customers entered production with their NP-4 based platforms at the end of the third quarter and we expect a third large customer to enter production before the end of the year, resulting in our five major CESR customers being in production with NP-4 before the end of the year.  We expect these customers to begin contributing to our revenues in the fourth quarter, and to contribute more significantly to our revenues in 2013. The actual revenue ramp from these new NP-4 platforms will depend on their success in the market and the CAPEX level of carriers.

“During the quarter we unveiled our upcoming product, the NPS – Network Processor for Smart networks – that we believe is a game changer. It integrates a 400 Gbps NPU, Traffic Manager, Deep Packet Inspection (DPI) and security functions, search engines, C programming and support for the Linux® operating system in one chip. The NPS will target the carrier, cloud and data center equipment markets and support Software Defined Networks (SDN), OpenFlow and virtualization. With NPS, we are targeting these markets with an extremely competitive product that merges functions provided by multiple devices today, at significantly higher speeds and significantly lower power consumption and cost.  This is in addition to targeting our traditional edge routing market in which we believe the NPS leapfrogs in-house and other merchant silicon solutions with its L2-7 capabilities for next generation line cards.”

Conference Call

The Company will be hosting a conference call later today, November 8, 2012, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate through the live webcast, please access the investor relations section of the Company’s web site at: http://www.ezchip.com/investor_relations.htm, at least 10 minutes before the conference call commences. If you would like to ask a question on the call, please contact the investor relations team for the telephone dial in numbers.

For those unable to listen to the live webcast, a replay of the webcast will be available the day after the call under the 'Investor Relations' section of the website.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

Use of Non-GAAP Financial Information

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip believes are the principal indicators of the operating and financial performance of its business.  The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with FASB ASC 718, amortization of intangible assets and taxes on income.  Management believes the non-GAAP financial measures provided are useful to investors’ understanding and assessment of the Company’s on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company.  Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance.  However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP.  Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

About EZchip

EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides solutions that scale from a few to hundreds of Gigabits-per-second. EZchip's network processors provide great flexibility and high performance coupled with superior integration and power efficiency for a wide range of applications in carrier, cloud and data center network equipment.  For more information on our company, visit the web site at http://www.ezchip.com.

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Forward-looking statements are statements that are not historical facts and may include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance.  These statements are only predictions based on EZchip's current expectations and projections about future events.  There are important factors that could cause EZchip's actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements.  Those factors include, but are not limited to, the impact of general economic conditions, competitive products, product demand and market acceptance risks, customer order cancellations, reliance on key strategic alliances, fluctuations in operating results, delays in development of highly-complex products and other factors indicated in EZchip's filings with the Securities and Exchange Commission (SEC).  For more details, refer to EZchip's SEC filings and the amendments thereto, including its Annual Report on Form 20-F filed on March 29, 2012 and its Current Reports on Form 6-K. EZchip undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in our expectations, except as may be required by law.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Statements of Operations (U.S. Dollars in thousands, except per share amounts) (Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2012	2012	2011	2012	2011

Revenues	$9,287	$15,798	$18,703	$39,500	$49,188
Cost of revenues	1,497	2,887	4,509	6,563	11,023
Amortization of purchased technology	--	--	--	--	597
Gross profit	7,790	12,911	14,194	32,937	37,568

Operating expenses:
Research and development, net	5,182	4,840	4,052	14,556	12,343
Selling, general and administrative	3,047	3,200	2,956	9,414	8,962
Total operating expenses	8,229	8,040	7,008	23,970	21,305

Operating income (loss)	(439)	4,871	7,186	8,967	16,263
Financial income, net	566	682	467	1,845	1,162
Income before taxes	127	5,553	7,653	10,812	17,425
Taxes on income	--	--	3	--	3,530
Net income	$127	$5,553	$7,650	$10,812	$13,895

Net income per share:
Basic	$0.00	$0.20	$0.28	$0.39	$0.52
Diluted	$0.00	$0.19	$0.27	$0.38	$0.50
Weighted average shares used in per share calculation:
Basic	28,119,713	28,042,283	26,900,439	27,896,611	26,569,283
Diluted	28,748,784	28,823,804	28,046,688	28,762,602	27,912,322

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd.
Reconciliation of GAAP to Non-GAAP Measures
(U.S. Dollars in thousands, except per share amounts)
(Unaudited)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2012	2012	2011	2012	2011

GAAP gross profit	$7,790	$12,911	$14,194	$32,937	$37,568
Stock-based compensation	73	74	73	224	286
Amortization of purchased technology	--	--	--	--	597

Non-GAAP gross profit	$7,863	$12,985	$14,267	$33,161	$38,451

GAAP gross profit as percentage of revenues	83.9%	81.7%	75.9%	83.4%	76.4%
Non-GAAP gross profit as percentage of revenues	84.7%	82.2%	76.3%	84.0%	78.2%

GAAP operating expenses	$8,229	$8,040	$7,008	$23,970	$21,305
Stock-based compensation:
Research and development	(1,557)	(1,545)	(1,107)	(4,463)	(3,352)
Selling, general and administrative	(1,249)	(1,216)	(1,012)	(3,609)	(2,750)
Amortization of intangible assets
Selling, general and administrative	(51)	(51)	(95)	(153)	(285)

Non-GAAP operating expenses	$5,372	$5,228	$4,794	$15,745	$14,918

GAAP operating income (loss)	$(439)	$4,871	$7,186	$8,967	$16,263

Non-GAAP operating income	$2,491	$7,757	$9,473	$17,416	$23,533

GAAP net income	$127	$5,553	$7,650	$10,812	$13,895
Stock-based compensation	2,879	2,835	2,192	8,296	6,388
Amortization of purchased intangible assets	51	51	95	153	882
Taxes on income*	--	--	3	--	3,530

Non-GAAP net income	$3,057	$8,439	$9,940	$19,261	$24,695

Non-GAAP net income per share - Diluted	$0.10	$0.29	$0.35	$0.65	$0.87
Non-GAAP weighted average shares - Diluted**	29,588,230	29,540,537	28,577,753	29,421,692	28,381,465

*
Taxeson income represent the non-cash utilization of a deferred tax asset with respect to the Company's estimate of its accumulated taxable income in accordance with FASB ASC 740. During 2011, EZchip Technologies, the Company's main subsidiary completed the utilization of the deferred tax asset, and started to enjoy the ten year period of exemption from Israeli corporate taxes due to benefits provided pursuant to its Israeli approved and privileged enterprise programs.

**
In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with FASB ASC 718.

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Condensed Consolidated Balance Sheet (U.S. Dollars in thousands)

	September 30,	December 31,
	2012	2011
	(Unaudited)	(Audited)
ASSETS
CURRENT ASSETS:
Cash, cash equivalents, marketable securities and deposits	$160,081	$126,770
Trade receivables, net	4,288	8,655
Other receivables	2,463	1,837
Inventories	5,471	5,788
Total current assets	172,303	143,050

NON CURRENT ASSETS:
Severance pay fund	5,513	5,215
Long term investment and others	330	337
Total non current assets	5,843	5,552

PROPERTY AND EQUIPMENT, NET	993	828

INTANGIBLE ASSETS, NET	1,052	1,205

GOODWILL	96,276	96,276

TOTAL ASSETS	$276,467	$246,911

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$385	$2,319
Other payables and accrued expenses	5,389	6,352
Total current liabilities	5,774	8,671

ACCRUED SEVERANCE PAY	6,481	6,081

SHAREHOLDERS’ EQUITY:
Share capital	161	155
Additional paid-in capital	308,794	288,641
Accumulated other comprehensive income (loss)	122	(960)
Accumulated deficit	(44,865)	(55,677)
Total shareholders’ equity	264,212	232,159

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$276,467	$246,911

EZCHIP LOGO	EZchip Semiconductor Ltd. 1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel Phone: (972) 4-959-6666; Fax: (972) 4-959-4166 Email: info@ezchip.com; Web: www.ezchip.com

EZchip Semiconductor Ltd. Selected Condensed Consolidated Cash Flow Data on a Non-GAAP basis (U.S. Dollars in thousands) (Unaudited)
	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2012	2012	2011	2012	2011

Cash flows from operating activities:
Net income	$127	$5,553	$7,650	$10,812	$13,895
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	178	157	162	478	1,064
Decrease (increase) in trade and other receivables, net	2,991	76	(2,100)	3,748	(1,734)
Decrease (increase) in inventory	521	974	(87)	317	(1,525)
Decrease in deferred tax asset	--	--	--	--	3,513
Decrease in trade payables and other accrued liabilities, net	(585)	(490)	(1,996)	(1,538)	(1,707)
Stock-based compensation	2,879	2,835	2,192	8,296	6,388

Net cash provided by operating activities	6,111	9,105	5,821	22,113	19,894

Cash flows from investing activities:
Purchase of property and equipment	(95)	(338)	(138)	(769)	(314)
Purchase of technology	--	(500)	--	(500)	--

Net cash used in investing activities	(95)	(838)	(138)	(1,269)	(314)

Cash flows from financing activities:
Proceeds from exercise of options	96	352	1,466	11,863	7 371

Net cash provided by financing activities	96	352	1,466	11,863	7,371

Unrealized gain (loss) on marketable securities, net	205	(79)	(542)	604	(624)

Increase in cash, cash equivalents, marketable securities and deposits	6,317	8,540	6,607	33,311	26,327

Cash, cash equivalents, marketable securities and deposits at the beginning of the period	153,764	145,224	121,030	126,770	101,310

Cash, cash equivalents, marketable securities and deposits at the end of the period	$160,081	$153,764	$127,637	$160,081	$127,637